                                                                      EXHIBIT 20

                        FORTUNE BRANDS ANNOUNCES SALE OF
                        U.K.-BASED SCOTCH WHISKY BUSINESS
                Sale Reinforces Company's Focus on Faster Growing
            High-Return Premium & Super-Premium Spirits & Wine Brands

Lincolnshire, IL, October 16, 2001 - Fortune Brands, Inc. (NYSE: FO) today announced that its Jim Beam Brands Worldwide unit has sold its U.K.-based Scotch whisky business. The sale of the business, consisting of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K., further sharpens Jim Beam Brands' global strategic focus on fast-growing, high-return premium and super-premium spirits and wine brands. The purchasers are the Scotch business's European management, backed by West LB, one of Germany's largest banks, and Rotch Property Group, a U.K.-based private company.

The selling price for the U.K.-based Scotch business was approximately $290 million in cash. The sale has no effect on the U.S. or international distribution of the Jim Beam Brands portfolio of premium and super-premium brands that includes Jim Beam bourbon, Knob Creek small batch bourbon, DeKuyper cordials, Vox vodka and Geyser Peak wines. Jim Beam Brands will retain global ownership of After Shock, a fast-growing premium liqueur brand marketed in the U.K., and will also hold a perpetual license in the United States to The Dalmore, recently named the world's finest single malt Scotch at the International Wine & Spirit Competition.

"This sale is another very positive strategic development for our Jim Beam Brands spirits and wine business," said Fortune Brands Chairman & CEO Norm Wesley. "On the heels of our creative distribution partnership with ABSOLUT vodka, this move will enable Jim Beam Brands to intensify its strategic focus on the premium and super-premium spirits and wine market, the fastest-growing segment in the industry. The U.K. Scotch business, while successful, offered lower returns and lower growth than our core spirits and wine business, and simply didn't fit with our strategic focus."

"This transaction will also further enhance Fortune Brands' financial flexibility to drive shareholder value higher. We'll evaluate our highest return opportunities for the use of the proceeds, including strategic acquisitions and attractive share repurchases," Wesley added.

Earlier this year, Jim Beam Brands moved aggressively to strengthen its clout in the premium and super-premium market and reduce its distribution costs by teaming up with the maker of ABSOLUT vodka for joint distribution of the two companies' spirits and wine brands. "Just four months after beginning operations, the Jim Beam-ABSOLUT partnership is already a distribution powerhouse," said Jim Beam Brands President & Chief Executive Officer Rich Reese. The partners now distribute the second highest volume portfolio in the U.S. through their Future Brands LLC joint venture. They are also partners for distribution in key markets outside the U.S. through the Maxxium joint venture. Invergordon's private-label and bulk products are not distributed by Maxxium.

The private-label, bulk and branded products included in the agreement generated year 2000 sales of approximately $235 million including excise taxes and operating company contribution of approximately $38 million. Among the regional brands included in the sale are Whyte & Mackay Scotch and Vladivar vodka.

Fortune Brands expects an after tax gain on the sale of approximately $20 million will more than offset operational dilution of the transaction in the fourth quarter of 2001. The company expects the sale to be modestly dilutive to earnings in 2002.

                                      * * *

Fortune Brands, Inc. is a consumer products company with annual sales exceeding $5.8 billion. Its operating companies have premier brands and leading market positions in home and hardware products, office products, golf equipment and spirits and wine. Home and hardware brands include Moen faucets, Aristokraft and Schrock cabinets, Master locks and Waterloo tool storage sold by units of MasterBrand Industries, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Canyon Road wines. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Office brands include Day-Timer, Swingline, Kensington and Wilson Jones sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index.

To receive company news releases by e-mail, please visit
www.fortunebrands.com.
----------------------

                                      * * *

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, changes in interest rates, competitive product and pricing pressures, trade consolidations, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, challenges in the integration of acquisitions and joint ventures, risks associated with the Company's implementation of the repositioning plan for ACCO World Corporation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #